Mail Stop 6010
      October 21, 2005


David M. Daniels, CEO
National Health Partners, Inc.
120 Gibraltar Road, Suite 107
Horsham, PA 19044

      Re:	National Health Partners, Inc.
      Amendment No. 1 to Registration Statement on Form SB-2
      Filed September 30, 2005
		File No. 333-126315

Dear Mr. Daniels:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Page references are to the marked copy furnished.

Risk Factors, page 3

1. Please add a risk factor or risk factors that highlight that the trading price of your common stock may not be related to the offering price. Also, quantify the average cost of the shares being sold by your selling shareholders.
2. Please add a risk factor that highlights the issuance of shares to consultants and the related risk, such as dilution.

We are an early stage company with an unproven business model ...
prospects, page 3

3. We note your responses to prior comments 9, 10, 15, 25 and 26. Please revise this section to clarify when the company or its predecessors began implementing the business plan and the current state of operational development of that plan. We note that although your provider contracts were signed as early as April 2001 you still have only limited revenues.

We have a history of losses and ... losses through the remainder of
2005, page 3

4. We note that you revised the disclosure about being unprofitable in the near term to losses through the remainder of 2005. Please tell us why the disclosure changed, such as whether you recently entered into material contracts.
5. Please add or expand the appropriate risk factor to highlight the compensation you are obligated to pay to your executives. Also, expand your MD&A to include the amount you are obligated to pay and the source of funds for these obligations.

Our use of independent marketing representatives ... state regulations, page 7

6. Please clarify whether the bullets in this risk factor relate to you or the marketing representatives.

Disclosure Regarding Forward-Looking Statements, page 17

7. Please revise your disclosure here and throughout the document to eliminate all references to the cited safe harbor, as it does not apply to statements made by non-reporting companies.

Overview, page 18

8. Please refer to prior comment 5. Please revise the references throughout the filing to the "leading" and "largest," such as a "leading national healthcare organization" and "one of the largest and most comprehensive healthcare savings networks in the United States." In the alternative, please provide us with support for the statements. Also, balance your disclosure concerning affiliations with "some of the largest ... networks in the country" to describe the lack of exclusivity in provider contracts.

Critical Accounting Policies, page 18

9. We note that you have revised your critical accounting policies to include revenue recognition as your only critical policy. In light of the fact that you utilize stock and stock options as consideration for services rendered to your company, it appears that stock-based compensation to employees and consultants would qualify as a significant accounting estimate. As appropriate for an investor to better understand the significant estimates and assumptions involved in the application of GAAP, revise your disclosure to discuss the significant estimates inherent in valuing stock-based compensation or tell us why you do not believe this disclosure is necessary.
Refer
to the interpretative MD&A guidance in our Release 33-8350.

Comparison of Years Ended December 31, 2004 and 2003, page 21

10. We have reviewed your response to prior comment 10. We note that you are unable to determine the amount of revenues derived in each period from new members versus recurring revenues from old members because you do not have sufficient information available to accurately break out revenues in that manner. However, we note your disclosure that the number of members is minimal. We also note your disclosures on page 38 that you pay your provider networks the greater of a flat fee or a monthly rate based on the number of CARExpress members utilizing the network. Please tell us why you cannot provide this information requested.
11. We have reviewed your response to prior comments 53 and 69 wherein you stated that you have omitted the disclosure of the shares not issued for cash from your liquidity and capital resources discussion. Due to the fact that you issued stock for services, please disclose the amount of shares and compensation expense recorded for each such issuance in your results of operations discussion for all periods presented.

General and Administrative Expense, page 22

12. Please refer to prior comment 9. Your response that commission totaled $3,065 in the six months in 2005 and none in 2004 is inconsistent with your prior disclosure that commissions increased by
$5,540 comparing 3 months ended 2005 with 2004.  Please advise.

Professional Fees, page 22

13. Please discuss in greater detail the increase of $395,727.
For
example, describe the services provided. Also, expand page 24 to clarify the reference to the "various business transactions" such as which transactions.

Liquidity and Capital Resources, page 27

14. Please clarify how you used the proceeds from your private placements in 2004 and 2005.

Description of Business, page 31

15. Please expand the appropriate section to discuss the material terms of your agreements with consultants.

Healthcare Industry, page 31

16. Please refer to prior comment 13. Please provide us a copy of the authoritative source cited in this section. Mark for ease of reference the portions you believe support your disclosure. Also, provide us with support of your ability to address the entire market.
Also, state your approximate market share for the operating periods presented. Also, provide support for the references on page 34 to one million providers, and 70% of doctors and hospitals and 90% of pharmacies.

Overview, page 33

17. Please clarify how the "underlying principles," specifically i and ii, as explained in bullet points 2, 3 and 4, provide benefits to targeted customers. Please revise to explain why you believe these
"principles" are significant to your business model and the appeal of your product.

Our CARExpress Membership Programs, page 34

18. Please refer to prior comment 15 and your response. As previously requested, quantify the number of members. Otherwise, please disclose why you are unable to provide such disclosure.
19. Please quantify the amount of your revenues related to each of the six networks.

CARExpress Insurance Programs, page 41

20. Please refer to prior comment 20. Please expand the appropriate sections, such as regulation and risk factors, to discuss in greater detail the regulation of insurance products you intend to offer and the related risks. Also, describe the insurance products you intend to offer if they differ from the three products on page 42.

Sales Channels, page 43

21. Please refer to prior comment 23. Please identify the principal retail chains and outlets you have contracted with and state the number of stores which sell your products. Briefly describe the principal contract terms, including exclusivity. If you do not have material contracts in place so state. Provide similar information regarding unions and associations.

Suppliers, page 45

22. Please expand upon the lack of exclusivity of the provider contracts to describe whether it may limit or impact your ability to price and sell memberships. If applicable, also discuss in the Risk
Factors section.

Marketing and Distribution, page 47

23. Please refer to prior comments 3 and 26. Please discuss the amount of your revenues from each of the five items discussed on pages 47 and 48.

Independent Marketing Representatives, page 47

24. Please clarify whether the independent marketing representatives are individual persons or organizations. If organizations, how many persons are actively marketing your product?
25. Please clarify the disclosure about the representatives, such as who they are and how they go about selling your products. Please revise to describe the methods and circumstances the representatives utilize to identify prospective customers and effectuate sales. Do these persons sell other products and services? Do they sell competitors` products? Are they engaged in other unrelated business activities?
26. Please refer to prior comment 27. Please briefly discuss why there are five levels of marketing representatives. Also, revise the risk factors and page 54 to clarify whether the number of such levels may be affected by the marketing laws and regulations. In addition, clarify the reference to "override commissions" and quantify the "bonus pools" and "certain levels of enrollments to receive additional commissions."

Customer Service Training and Support, page 49

27. Please refer to prior comment 30. Please expand the first sentence of the carryover paragraph at the bottom of page 49 to quantify the significant investment.

Insurance Regulation, page 52

28. Please refer to prior comment 34. Please clarify, if applicable, whether states have enacted legislation that may affect the manner in which you sell your products.

Marketing Laws and Regulation, page 54

29. Please refer to prior comment 35. Please discuss in greater detail the regulations that affect your business, such as limits on royalties. In addition, clarify the phrase "directly sponsored." Also, tell us why you deleted the second paragraph of this section, such as your review of the requirements and your belief about compliance.

Health Insurance Portability and Accountability Act, page 54

30. Please refer to prior comment 36. Please revise the next to last sentence of this section to describe the effect to the extent practical. Also, we note the disclosure that the regulations are new conflicts with the disclosure that the Act became effective in 2003.
Please revise.

Management, page 57

31. Please refer to prior comments 2 and 40. Please clarify the relationship, if any, between XRAYMEDIA and you.

32. Please file as exhibits the employment agreements with Mr.
Soufflas and Mr. Taylor. Also, discuss the business experience of Mr. Soufflas from October 2002 until April 2004.

Board of Directors, page 58

33. Please revise this section to clarify that you only have one director. Also, tell us why the other two directors recently resigned.

Summary Compensation Table, page 60

34. Please refer to prior comment 12. Please revise the table to include the $874,125 paid to Mr. Daniels in 2004.

35. Please revise footnote 3 to describe in greater detail the compensation in the "All Other Compensation" column. See
Instruction
1 to Item 402(b) (2)(iii)(C) of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management,
page
65

36. Please update the disclosure in this section.

Certain Relationships and Related Transactions, page 66

37. Please provide the disclosure required by Item 404 of
Regulation
S-B. For example, we note the transactions with Mr. Westman in September 2005. As another example, expand the disclosure on page 66 to discuss, if applicable, the agreement with your former officer. We note the disclosure on pages 65 and F-40.
38. Please disclose whether the terms of the transactions discussed in this section are as fair to you as could have been made with unaffiliated parties.

The Offering, page 73

39. The number of shares registered for resale in the first full paragraph on page 76 conflicts with first sentence and the 50% reference in the carryover paragraph at the bottom of page 75. We note similar discrepancies regarding the number of shares registered for resale in the June 2005 offerings. Please revise. Also, clarify whether there is any penalty related to registering for resale only
650,000 shares.
40. Please refer to prior comment 73. Please expand the disclosure on pages 75 and 76 to discuss the cash payment on September 16, 2005.
41. Please expand the last paragraph on page 77 to describe the "consulting services to be rendered." Also, quantify the value of the services.

Determination of Offering Price, page 78

42. Please discuss the all material factors that you considered in determining the initial public offering price. For example, we note the reference to "several factors, but not limited to the following" and the transactions on pages 73-78.

Selling Security Holders, page 79

43. Please refer to prior comment 48. Please confirm that you have already issued the options and warrants and are registering for resale the related common shares. Also, tell us why you are registering for resale shares at this time that may not be issued, such as the shares related to Trident.
44. Please refer to prior comment 49. Please disclose, if true, that the affiliates purchased in the ordinary course of business, and at the time of the purchase of the securities to be resold, the sellers had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Also, revise the disclosure to clarify that the broker-dealer is an underwriter.

Annual Financial Statements, page F-1

Consolidated Statements of Stockholders` Equity, page F-5

45. We have reviewed your response to prior comment 62. Revise your statements of stockholders` equity to separately present the issuance of 1,748,250 shares of common stock to your CEO, as it does not appear that the stock was issued for services, but rather as a sign-on bonus. Furthermore, since the CEO is an employee of the company, revise the consolidated statements of operations to present the expense associated with this stock signing bonus as salary expense rather than professional fees and revise Note 7 and your MD&A discussion accordingly.

Note 1. Nature of Organization, page F-8

a. Organization and Business Activities, page F-8

46. We have reviewed your disclosure in response to prior comment
54.
The disclosure does not appear to address our prior comment. Please explain to us in more detail the structure of your relationship with marketing representatives. Tell us the nature and significant terms of these relationships and any related agreements. Discuss whether or not these representatives must pay you initial or ongoing fees as a result of their relationship to you.

47. Please note that the information concerning your organization and business activities is included in an audited footnote to the financial statements. The current disclosure appears to contain some information that is more appropriately presented in the description of your business (see page 31) and not the footnotes to your financial statements. Please revise or advise.

g. Revenue Recognition, page F-11

48. We have reviewed your response to prior comment 56. Please tell us the journal entries that you record when a customer`s account is debited, resulting in deferred revenue, as previously requested. We note no accounts receivable.
49. We note that your cost of sales includes depreciation and amortization costs. Please tell us and revise to disclose the assets to which these charges are linked and how those assets contribute to the generation of revenue.
50. We note your disclosure, "these fees are typically pre-billed and received, resulting in deferred revenue." Tell us and revise to disclose the nature of the transaction in a more detailed manner, so that it is apparent how the transaction is accounted for. For example, if you bill the membership fees to the customer at the beginning of the month through a debit to the account and then recognize the revenue at the end of the month after the services have been rendered, please state that fact. Tell us and revise to disclose the typical period from when the account is debited to when cash is received.
51. We have reviewed your response to prior comment 57. You state that you revised Note 1g. of the audited financial statements in response to our comment. Please tell us where you have addressed our comment in Note 1g.

52. We note your disclosure on page 18 that any fees that you receive in connection with the sale of your membership programs that are non-refundable are recognized when received. We note your disclosure here and on page 18 that you recognize fees as revenue when services have been rendered. Please reconcile your disclosures and cite the accounting literature upon which you have relied to recognize revenue when payment is received up front.

Note 7. Equity Transactions, page F-17

53. We have reviewed your response to prior comments 64 and 75.
We
note that you have determined that the warrants issued in your private placements of stock have no value based on the reasons provided, and are not subject to the requirements of EITF 00-19 since they were issued as part of units of stock and warrants. Please tell us how these warrants differ from the warrants granted to consultants for services rendered in the second quarter of 2005 as disclosed in
Note 4 to your interim financial statements, to which you have assigned value. Please tell us how you have applied the guidance in
EITF 96-18 in accounting for the shares and warrants issued to consultants in the second quarter of 2005.
54. Please refer to prior comment 64. Your response stated that SFAS
133 is not applicable to the unit sales but did not provide your analysis why. As such, please provide us with your analysis showing why you believe the warrants are properly classified in equity and not as a liability. That is, please address your consideration of paragraphs 12 - 32 of EITF 00-19.

Interim Financial Statements

Consolidated Statements of Stockholders` Equity, page F-25

55. Revise this statement for the stock signing bonus issued to your
CEO as indicated in our comment on your annual financial statements above and revise to disclose that the "common stock issued for stock swap" was issued to a related party or refer to the Note where the related party is disclosed.

Consolidated Statements of Cash Flows, page F-26

56. We have reviewed your response to prior comment 68. Revise your statements of cash flows and MD&A discussion to present the investment in certificate of deposit as an investing activity in accordance with SFAS 95.


Note 4. Commitments and Contingencies, page F-28

57. Revise the column header "Accumulated Amortization" in the tables reflecting the stock and warrants issued to consultants to "Consulting Expense Recorded in the Six Months Ended June 30, 2005"
or similar caption in order to better present the information to investors.

Note 5. Equity Transactions, page F-32

58. We have reviewed your response to prior comment 70. We have the following comments related to your March 2005 issuance of 737,750 shares of common stock to previous shareholders:

- Revise your disclosure in the Note be consistent with your disclosure on page II-4. The disclosure in the notes to the financial statements states that the shares were issued to previous investors in consideration for the investors agreeing to amendments to their offering document, whereas the disclosure on page II-4 explicitly states that the shares were issued in exchange for each person agreeing to an extension of the registration date.

- Tell us the purpose of the amendment to the private placement agreement. We note that you issued an amount of shares to reduce the per share price of stock issued to $0.40 per share and accounted for the issuance as a reduction in paid-in capital. However, we note your disclosure on page II-4 that the amendment was entered into in exchange for each person agreeing to an extension of the registration date, which may suggest that the shares were issued as a penalty for non-timely registration of the shares.

- Please file the private placement amendment as an exhibit to your amended Form SB-2.

59. We have reviewed your response to prior comments 72 and 74. Revise your disclosure in this Note to quantify the number of warrants issued in exchange for the shares of Infinium Labs` stock and revise to clarify that the shares and warrants issued "to an investor" were in fact issued to Ronald F. Westman, a related party, as that term is described in SFAS 57, as you have disclosed on page
55.


Note 6. Stock Options, page F-35

60. We have reviewed your response to prior comment 66. Please revise the notes to your interim financial statements to present the pro forma stock-based compensation in Note 1 as previously requested.
61. We note that you entered into an agreement on June 24, 2005 with
Trident Marketing International, Inc. whereby Trident has the opportunity to earn options to purchase up to 400,000 shares of common stock at $0.50 per share. Based on the information disclosed in this Note, it does not appear that the options have been granted, i.e, the options will be granted based on the achievement of milestones as disclosed. Therefore, your disclosure "the rights to exercise are as follows:" appears to be inaccurate. Revise this language to read "the options will be granted as follows:" or a similar disclosure or tell us why the current presentation is appropriate. Options that are not granted cannot be exercised. Additionally, please reconcile your disclosure here with the disclosure on page II-7 which states that the options have been issued.
62. Please tell us how you are accounting for the stock options pursuant to the Marketing Incentive Plan and cite the accounting literature upon which you relied.

Exhibits

63. Please refer to prior comment 79. As previously requested, please fill the material contracts. For example, file as exhibits the warrant agreements and the June 2005 option agreement issued to
Trident Marketing International as exhibits. Also, file the Marketing Incentive Plan agreement with Trident. As other examples we note several consulting agreements were entered into in connection with the June 2005 issuance of common stock and warrants in exchange for services provided or to be provided.

64. We note your pending request for confidential treatment. We will review and provide comments, if any, on the request separately.
Any
comments on your request must be resolved before we may accelerate the effectiveness of this registration statement.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Thomas Dyer at (202) 551-3641 or Kate
Tillan,
Assistant Chief Accountant, at (202) 551-3604 if you have
questions
regarding comments on the financial statements and related
matters.
Please contact Alan Morris at (202) 551-3601 or me at (202) 551-
3602
with any other questions.

      					Sincerely,




						Thomas A. Jones
      					Senior Attorney

cc. Alex Soufflas
Via telefax (215) 682-7116



David M. Daniels, CEO
National Health Partners, Inc.
October 21, 2005
Page 13